11016346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 2 8 2011
WASH, DC
189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFutures Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11719 Bee Cave Road, Suite 200
(No. and Street)

Austin	Illinois	78738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debi Halbert (800) 348-3601
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Debi Halbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFutures Financial Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

TERESA LEE MYERS
MY COMMISSION EXPIRES
March 2, 2014

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3 – 6

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Stockholder
ProFutures Financial Group, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of ProFutures Financial Group, Inc. (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ProFutures Financial Group, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2011

ProFutures Financial Group, Inc.

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	100,236
Common stock of NASDAQ OMX Group, Inc. (cost - $8,100)		7,119
Prepaid expenses		504
Receivable from regulator		19,510
Total assets	$	127,369
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	875
Stockholder's Equity		
Common stock		12,000
Additional paid-in capital		49,360
Retained earnings		65,134
Total stockholder's equity		126,494
Total liabilities and stockholder's equity	$	127,369

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of business: ProFutures Financial Group, Inc. (the Company) was organized on March 17, 1989, under the laws of Texas. The Company is a securities broker and dealer registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the Financial Industry Regulatory Authority, Inc. (FINRA). Consistent with restrictions provided by the Company's registration, it does not carry customer accounts, hold funds or securities for, or owe money to, customers.

Method of accounting: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash, investments in money market funds and money market deposit accounts. Interest is recorded on the accrual basis. The Company maintains its cash and cash equivalents with financial institutions. In the event of a financial institution's insolvency, the Company's recovery of cash balances on deposit may be limited to the extent they exceed federally insured limits.

Selling agent fees and commissions: Selling agent and commissions revenue are recognized when earned.

Investment: Investment transactions are recorded on trade date and investment positions are reflected at fair value. Realized gains and losses from security transactions, if any, are determined using the identified cost method. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Brokerage commissions and other trading fees are reflected as an adjustment to cost or proceeds at the time of the transaction. Dividends are recorded on the ex-dividend date.

Income taxes: The Company has elected "S" corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. corporate income tax on its taxable income. Instead, the stockholder is liable for individual income tax on the Company's taxable income. The 2007 through 2009 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Through December 31, 2010, management has determined that there is no tax expense or interest expense related to uncertain tax positions.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Recently issued accounting pronouncement: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Partnership. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Partnership is currently evaluating the impact of the guidance related to Level 3 measurements on our disclosures.

Note 2. Fair Value

The Company's investments are reported at fair value using quoted market prices. Securities listed or quoted on a national securities exchange or market are valued at the last reported sales price on the valuation date.

Fair value, as defined in the *Fair Value Measurements and Disclosures* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under the *Fair Value Measurements and Disclosures* Topic of the Codification as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability.

The following summarizes the Company's assets accounted for at fair value at December 31, 2010, using the fair value hierarchy:

	Level 1
Cash equivalents -	
Money market funds	$ 83,306
Common stock of NASDAQ OMX Group, Inc.	7,119
	$ 90,425

The Company recognizes transfers between fair value hierarchy levels at the beginning of the reporting period. There were no transfers into or out of Levels 1 and 2 during the year ended December 31, 2010.

Note 3. Credit Risk

As the Company deposits substantially all of its assets with a securities broker and other financial institutions, the Company has a concentration of credit risk with these parties. The following details both (i) the maximum amount of loss the Company would incur due to the complete failure by these parties to perform according to the terms of the applicable contractual agreements, with such maximum amount of loss being based on the gross fair value (e.g., investment securities, etc.) of the financial instruments held by these parties, and (ii) the maximum risk of loss of other assets (e.g., cash) held by these parties:

	Maximum Risk of Loss		
	Financial Instruments	Other Assets	Total
Securities broker:			
TD Ameritrade	$ 7,119	$ 5,687	$ 12,806
Other financial institutions:			
DWS Investments	83,306	-	83,306
Other	-	11,243	11,243
	$ 90,425	$ 16,930	$ 107,355

The above maximum amounts of risk of loss on financial instruments do not take into account adverse market movements subsequent to December 31, 2010, or the fact that the maximum amount of risk of loss on certain financial instruments is potentially unlimited. Accordingly, the maximum amount of risk of loss subsequent to December 31, 2010, could be materially greater.

Note 4. Related Parties

The Company entered into a selling agreement with ProFutures, Inc., an affiliated entity, whereby the Company will act as broker-dealer for any fund in which ProFutures, Inc. is the General Partner or Trading Manager. In accordance with the selling agreement, during 2010, ProFutures, Inc. paid the Company an annual fee of $41,004 for acting as their Selling Agent. The selling agreement also provides for the allocation of a portion of overhead expenses such as rent, telephone and administrative costs from ProFutures, Inc. to the Company generally based on the percentage of time spent by certain employees conducting broker-dealer related duties. During 2010, $9,588 was allocated from ProFutures, Inc. and is included in operating expenses in the statement of operations.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would be 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital and net capital requirements of approximately $123,000 and $5,000, respectively. The Company's net capital ratio was 0.01 to 1.

ProFutures Financial Group, Inc.

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.